Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FIRST QUARTER 2024 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

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Positive interim data readout from 22 patients in TREK-DX study of eblasakimab showed unprecedented efficacy data compared to prior atopic dermatitis (AD) studies with biologics: 60.0% of dupilumab-experienced AD patients treated with 400mg eblasakimab weekly achieved EASI-90 (at least a 90% reduction in their Eczema Area Severity Index (EASI) score) and 66.7% achieved a vIGA score of 0 or 1 (clear or almost clear skin) after 16 weeks, versus 14.3% of patients on placebo.
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On track to report topline data from two Phase 2 studies in the second half of 2024: topline interim data readout from FAST-AA, the Phase 2a, proof-of-concept study of farudodstat in alopecia areata expected in Q3 2024, and topline data from the full TREK-DX dataset expected by the end of 2024.

San Mateo, California, and Singapore, May 9, 2024 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the first quarter ended March 31, 2024, and provided an update on recent corporate activities.

“The unprecedented positive efficacy data we announced from the interim analysis of the TREK-DX study of eblasakimab in dupilumab-experienced AD patients in April was a fantastic achievement for ASLAN. Most of the 22 patients on eblasakimab achieved EASI-90 and vIGA of 0 or 1 after just 16 weeks of treatment - numbers that have not been seen in other biologics AD studies. These data give us strong confidence in eblasakimab’s potential to be a best-in-class treatment for AD patients even after they have had an inadequate response to dupilumab, a significant and underserved patient population with limited safe and long-term treatment options,” said Dr Carl Firth, Chief Executive Officer of ASLAN Pharmaceuticals. “Discussions with potential partners on eblasakimab are progressing well and we look forward to the upcoming topline clinical readouts from FAST-AA, the Phase 2a, proof-of-concept study of farudodstat in alopecia areata, and TREK-DX in the second half of 2024.”

First quarter 2024 and recent clinical developments

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In February 2024, received a favorable opinion from the European Patent Office (EPO) on a composition of matter patent application for farudodstat. The EPO is acting as the International Examiner on a polymorph patent application for farudodstat, which, if granted in the national stages, will extend effective patent protection for farudodstat until at least 2043.
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In March 2024, announced positive translational data from a head-to-head study of eblasakimab versus dupilumab in a human tissue model of COPD. In the study, eblasakimab performed better than dupilumab in improving airway function and enhancing bronchodilation at the same concentrations, providing further support for the potential of eblasakimab as a biologic therapy for COPD.

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In April 2024, announced positive interim results from the Phase 2 study of eblasakimab in moderate-to-severe atopic dermatitis (AD) adult patients previously treated with dupilumab, TREK-DX. Interim readout of 22 patients showed unprecedented efficacy data compared to prior AD studies with biologics. The primary endpoint, which is the percent change in Eczema Area Severity Index (EASI) score from baseline to Week 16, was statistically significant when compared to placebo (p=0.0059), even though the interim analysis was not powered for statistical significance due to the sample size. 73.3% (11/15) of eblasakimab-treated patients achieved a reduction in EASI score of at least 75% from baseline (EASI-75) compared to 14.3% (1/7) on placebo (p=0.0431). Of the six patients treated with eblasakimab that previously had an inadequate response to dupilumab, 66.7% achieved EASI-90 and a vIGA score of 0 or 1 after 16 weeks. Eblasakimab produced rapid and clinically meaningful itch relief versus placebo.
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In April, an abstract on positive translational data on eblasakimab in COPD was accepted for a late breaking poster that will be presented on May 20, 2024 at the American Thoracic Society (ATS) International Conference. Additional details from the late-breaker abstract will be shared after presentation at the conference.
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In May 2024, ASLAN announced the expansion of its collaboration with Zenyaku to explore the biology underlying differential effects of eblasakimab on AD patients, compared to other biologics, dupilumab and lebrikizumab. The findings may provide further insight to the recent clinical data that show some AD patients may respond to eblasakimab even after they have had an inadequate response to dupilumab. The first part of the collaboration will focus on receptor biology and kinetics to investigate the cellular and molecular basis of eblasakimab’s potential for differentiation and the work will be funded by Zenyaku.
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In May 2024, ASLAN hosted a virtual Key Opinion Leader (KOL) event, “Treatment Options for Atopic Dermatitis Patients with an Inadequate Response to Dupilumab: Exploring the Potential of Eblasakimab in this Sizable New Market.” The event featured a discussion with Lisa Beck, MD from University of Rochester, Peter Lio, MD from Northwestern University, and Raj Chovatiya, MD, PhD from Rosalind Franklin University Chicago Medical School, moderated by Seth Orlow, MD, PhD from New York University, on the positive interim results from the TREK-DX study of eblasakimab and the limited treatment options currently available to patients with an inadequate response to dupilumab. A replay of the event is available here.
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In May 2024, ASLAN presented new data on investigator-assessed and patient-reported secondary endpoints from the interim analysis of the TREK-DX study. Discontinuation rates were lower for patients treated with eblasakimab (13%, 2/15) compared to those on placebo (43%, 3/7). Time courses for secondary endpoints demonstrated rapid onset of effect for patients treated with eblasakimab, with over half of patients achieving EASI-75 by Week 6 (8/15) and 73% (11/15) achieving EASI-75 by Week 16. These investigator assessments are further supported by patient-reported pruritus scores, which show a rapid reduction in itch, with clear separation observed as early as Week 2. Waterfall plots of individual patient responses show clear and consistent improvements in almost all patients treated with eblasakimab versus placebo. Patients with prior inadequate response to dupilumab showed mean percent change in EASI at Week 16 of 91% reduction (n=6). Topline unblinded data from the full dataset is expected at the end of 2024.

First quarter and recent corporate updates

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In March 2024, in line with evaluating the potential use of eblasakimab as a therapy to treat COPD, ASLAN appointed respiratory experts Dr Ramaswamy Krishnan, MS MPhil PhD, Associate Professor in Emergency Medicine, Harvard Medical School, and Dr Reynold Panettieri, Jr, MD, Vice Chancellor, Translational Medicine and Science, Rutgers University, to ASLAN’s Scientific Advisory Board.

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In March 2024, ASLAN completed a $5.0 million registered direct offering for the purchase and sale of 5,000,000 of the Company’s American Depositary Shares (“ADSs”), each ADS representing twenty-five (25) ordinary shares, at an offering price of $1.00 per ADS. In addition, in a concurrent private placement, the Company issued unregistered warrants to purchase up to 5,000,000 ADSs with an exercise price of $1.00 per ADS.

Anticipated upcoming milestones

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Late breaking poster presentation of positive translational data from a head-to-head study of eblasakimab versus dupilumab in a human tissue model of COPD at the American Thoracic Society International Conference 2024 on May 20, 2024
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Topline interim data from the farudodstat Phase 2a study in AA expected in Q3 2024
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Topline data from the TREK-DX trial of eblasakimab expected at the end of 2024
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Selection of a development partner to advance eblasakimab into Phase 3 testing in AD and other indications

First quarter 2024 financial highlights

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Cash used in operations for the first quarter of 2024 was $7.4 million compared to $19.3 million for the same period in 2023. The decrease was due to lower clinical development and manufacturing costs for eblasakimab studies following the TREK-AD topline data readout in July 2023.
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Research and development expenses were $5.9 million for the first quarter of 2024 compared to $14.1 million for the first quarter of 2023. The decrease was due to lower clinical development and manufacturing costs for eblasakimab studies following the TREK-AD topline data readout.
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General and administrative expenses were $3.4 million for the first quarter of 2024 compared to $4.0 million for the first quarter of 2023.
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Net loss attributable to stockholders for the first quarter of 2024 was $9.9 million compared to a net loss of $19.1 million for the first quarter of 2023.
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As of March 31, 2024, the Company had cash and cash equivalents of $18.4 million.
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The weighted average number of ADSs outstanding in the computation of basic loss per share for the first quarter of 2024 was 18.7 million (representing 466.8 million ordinary shares) compared to 14.8 million (representing 370.7 million ordinary shares) for the first quarter of 2023. One ADS is the equivalent of twenty-five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars, other than shares or share data)

	December 31, 2023 (audited)	March 31, 2024 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,252,058	$18,396,364
Other assets	2,877,934	2,179,230
Total current assets	$24,129,992	$20,575,594
NON-CURRENT ASSETS
Investments in equity instrument at financial asset at fair value through other comprehensive income	235,567	235,567
Property, plant and equipment	29,268	23,074
Right-of-use assets	229,982	153,320
Intangible assets	1,716	686
Total non-current assets	496,533	412,647
TOTAL ASSETS	$24,626,525	$20,988,241

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$7,918,607	$9,656,228
Other payables	3,081,329	2,350,857
Lease liabilities - current	226,187	150,243
Current borrowings	1,800,387	7,165,572
Financial liabilities at fair value through profit or loss	88,394	280,646
Total current liabilities	13,114,904	19,603,546
NON-CURRENT LIABILITY
Long-term borrowings	24,798,552	19,349,656
Total non-current liability	24,798,552	19,349,656
Total liabilities	37,913,456	38,953,202

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,931,993	65,189,432
Capital surplus	243,791,693	247,775,683
Accumulated deficits	(321,067,236)	(330,986,695)
Other reserves	56,619	56,619
Total equity attributable to stockholders of the Company	(13,286,931)	(17,964,961)
Total equity/(capital deficiency)	(13,286,931)	(17,964,961)
TOTAL LIABILITIES AND EQUITY/(CAPITAL DEFICIENCY)	$24,626,525	$20,988,241

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended March 31 (unaudited)
	2023	2024
OPERATING EXPENSES
General and administrative expenses	$(4,047,567)	$(3,396,080)
Research and development expenses	(14,055,560)	(5,895,078)
Total operating expenses	(18,103,127)	(9,291,158)
LOSS FROM OPERATIONS	(18,103,127)	(9,291,158)
NON-OPERATING INCOME AND EXPENSES
Interest income	324,547	1,740
Other income	134	69
Other gains and losses	(240,875)	35,957
Finance costs	(1,074,850)	(666,066)
Total non-operating income and expenses	(991,044)	(628,300)
Share in losses of associated company, accounted for using equity method	(11,533)	—
LOSS BEFORE INCOME TAX	(19,105,704)	(9,919,458)
INCOME TAX EXPENSE	(6,593)	—
NET LOSS FOR THE PERIOD	(19,112,297)	(9,919,458)
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(19,112,297)	$(9,919,458)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(19,112,297)	$(9,919,458)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(19,112,297)	$(9,919,458)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.05)	$(0.02)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(1.29)	$(0.53)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	370,707,916	466,761,105
Weighted-average number of ADS in the computation of basic loss per ADS	14,828,317	18,670,444

Each ADS represents twenty-five ordinary shares

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is currently investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the TREK-DX Phase 2 trial, with topline data expected at the end of 2024. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in Q3 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; statements related to the safety and efficacy of eblasakimab and farudodstat, including interim results; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrollment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the Company’s cash runway; and expectations regarding the terms of patents and ability to obtain and maintain intellectual property protection for product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

ASLAN Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com